Filed pursuant to Rule 433

Registration No. 333-179888

CenturyLink, Inc.

$1,400,000,000 5.80% Senior Notes, Series T, due 2022

Pricing Term Sheet

Date: March 5, 2012

Issuer:	CenturyLink, Inc.
Principal Amount:	$1,400,000,000
Security:	$1,400,000,000 5.80% Senior Notes, Series T, due 2022
Maturity:	March 15, 2022
Coupon:	5.80%
Issue Price:	99.842%
Yield to Maturity:	5.821%
Spread to Benchmark Treasury:	+ 380 basis points
Benchmark Treasury:	2.000% due February 15, 2022
Benchmark Treasury Yield:	2.021%
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2012
Interest Calculation Convention:	30/360
Denominations:	$2,000 minimum x $1,000
Optional Redemption:	At any time at greater of Par and Make-Whole at discount rate of Treasury plus 50 basis points.
Settlement Date:	T+5; March 12, 2012
CUSIP Number:	156700AS5
ISIN/Common Code:	US156700AS50
Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the complete prospectus if you request it by calling Barclays Capital Inc. at 888-603-5847, J.P. Morgan Securities LLC collect at 212-834-4533, Morgan Stanley & Co. LLC at 866-718-1649 or RBC Capital Markets, LLC at 866-375-6829.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.